[redacted]

14049540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 06939 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City (City) Utah (State) 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Taggart (801) 466-8701
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane, Suite 220 (Address) Salt Lake City (City) Utah (State) 84121 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AMERICAN FUNDS AND TRUSTS, INC.**

**TABLE OF CONTENTS**

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Funds and Trusts, Inc.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2013, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

## Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

February 28, 2014
Salt Lake City, Utah

## OATH OR AFFIRMATION

I, Richard M. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds and Trusts, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY S. PAYNE
Notary Public State of Utah
My Commission Expires on:
November 26, 2016
Comm. Number: 661063

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

## ASSETS

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | $ 291,171 |
| Commissions receivable | 32,066 |
| Deferred income taxes - current | 8,000 |
| Other receivables | 118 |
| **Total current assets** | 331,355 |
| **Furniture, equipment and leasehold improvements**, at cost, less accumulated depreciation of $57,350 | 3,025 |
| **Investment securities available-for-sale,** at market value | 45,503 |
| **Total Assets** | $ 379,883 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current liabilities:** | |
| Accrued commissions to officers and directors | $ 172,528 |
| Accrued commissions to registered representatives | 37,929 |
| Accrued expenses and other payables | 2,890 |
| Deferred tax liability | 1,000 |
| Income taxes payable | 2,160 |
| **Total current liabilities** | 216,507 |
| **Total liabilities** | 216,507 |
| **Stockholders' equity:** | |
| Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding | 122,168 |
| Additional paid-in capital | 44,409 |
| Retained (deficit) | (4,828) |
| Accumulated other comprehensive income | 1,627 |
| **Total stockholders' equity** | 163,376 |
| **Total Liabilities and Stockholders' Equity** | $ 379,883 |

The accompanying notes are an integral part of the financial statements.

## AMERICAN FUNDS AND TRUSTS, INC.
## STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 616,048 |
| Estate administration fees | 14,300 |
| Interest and dividend income | 1,585 |
| **Total revenue** | 631,933 |
| **Expenses:** | |
| Commissions, salaries and payroll taxes | 527,458 |
| Occupancy and equipment | 45,753 |
| Communications & office expense | 5,456 |
| Professional fees | 21,318 |
| Regulatory and membership fees | 5,046 |
| Other | 4,684 |
| **Total expenses** | 609,715 |
| Income before income tax expense | 22,218 |
| Income tax expense | 4,540 |
| **Net income** | 17,678 |
| **Other comprehensive income** | |
| Unrealized gain on marketable securities, net of taxes | 6,455 |
| **Total other comprehensive income** | 6,455 |
| **Total comprehensive income** | $ 24,133 |

The accompanying notes are an integral
part of the financial statements.

# AMERICAN FUNDS AND TRUSTS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock | Additional Paid In Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| Balances, December 31, 2012 | $ 122,168 | $ 44,409 | $ (22,506) | $ (4,828) | $ 139,243 |
| Net income | -- | -- | 17,678 | -- | 17,678 |
| Unrealized gain on marketable securities | -- | -- | -- | 6,455 | 6,455 |
| Balances, December 31, 2013 | $ 122,168 | $ 44,409 | $ (4,828) | $ 1,627 | $ 163,376 |

The accompanying notes are an integral part of the financial statements.

**AMERICAN FUNDS AND TRUSTS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 17,678 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 271 |
| Dividends reinvested in securities available-for-sale | (998) |
| Change in deferred income taxes | 2,300 |
| (Increase) decrease in assets: | |
| Commissions receivable | (4,176) |
| Other receivable | 154 |
| Increase (decrease) in liabilities: | |
| Commissions due to officers and directors | 29,720 |
| Commissions due to registered representatives | 5,207 |
| Accounts payable and accrued expenses | (222) |
| Income taxes payable | 2,060 |
| **Net cash provided by operating activities** | 51,994 |
| **Cash flows from investing activities:** | |
| Purchase of equipment | (3,011) |
| **Net cash (used in) investing activities** | (3,011) |
| **Cash flows from financing activities:** | |
| **Net cash provided by financing activities** | -- |
| **Net increase in cash** | 48,983 |
| Cash and cash equivalents, beginning of year | 242,188 |
| **Cash and cash equivalents, end of year** | $ 291,171 |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:**

| | |
|---|---|
| Cash paid during the year for: | |
| Income taxes | $ 180 |
| Interest | $ -- |

The accompanying notes are an integral
part of the financial statements.

## 1. Summary of Significant Accounting Policies

### a. Business

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

### b. Revenue Recognition

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

### c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

### d. Cash and Cash Equivalents

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

### e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

### f. Investments

The Company's investments consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The securities are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholders' equity section of the balance sheet. Realized gains and losses on all marketable securities are determined by specific identification and are reflected in current earnings.

### g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense, charitable contributions, commissions expense and the effect of net operating losses are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

**h. Fair Value of Financial Instruments**

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. This standard excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value, as described in note 4.

**i. Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

## 2. Commissions Receivable

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2013. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

## 3. Furniture, Equipment and Leasehold Improvements

The major classes of depreciable assets are as follows:

| | |
|---|---|
| Furniture and equipment | $ 56,396 |
| Leasehold improvements | 3,979 |
| Total | 60,375 |
| Less accumulated depreciation | (57,350) |
| Fixed assets, net | $ 3,025 |

Depreciation expense for the year ended December 31, 2013 was $271.

## 4. Investment Securities Available-for-Sale

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2013 as follows:

| | |
|---|---|
| Mutual funds, at cost | $ 43,476 |
| Unrealized gains | 2,027 |
| Investment securities available-for-sale, at market value | $ 45,503 |

The following is a summary of the unrealized losses included in other comprehensive income as of December 31, 2013:

| | |
|---|---|
| Unrealized gains | $ 2,027 |
| Income tax effect | (400) |
| Unrealized losses, net of income taxes | $ 1,627 |

## 5. Other Comprehensive Income

Changes in accumulated other comprehensive income during the year ended December 31, 2013 were as follows:

| | Before-Tax Amount | Tax (Expense) | Net-of-Tax Amount |
|---|---|---|---|
| Unrealized gains on marketable securities | $ 8,056 | $ (1,600) | $ 6,456 |
| Total change in accumulated other comprehensive income | $ 8,056 | $ (1,600) | $ 6,456 |

## 6. Fair Value Measurement

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

*Level 1*: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

*Level 2*: Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3*: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

*Equity Securities* - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds | $ 45,503 | $ -- | $ -- | $ 45,503 |
| Total assets at fair value | $ 45,503 | $ -- | $ -- | $ 45,503 |

7. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of charitable contributions, depreciation, unrealized losses on securities available-for-sale, net operating loss carryovers and the timing of commissions being paid.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Income tax expense consists of the following:

| | |
|---|---|
| Current year income taxes due: | |
| Federal | $ 1,523 |
| State | 637 |
| Foreign countries | 80 |
| Total | 2,240 |
| Deferred taxes for current year timing differences: | |
| Federal | 1,700 |
| State | 600 |
| Total | 2,300 |
| Total income tax expense | $ 4,540 |

The actual expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 15 percent as follows:

| | |
|---|---|
| Computed "expected" Federal tax expense | $ 3,340 |
| Computed "expected" state tax expense | 1,120 |
| Foreign taxes | 80 |
| Total income tax expense | $ 4,540 |

Using the applicable combined federal and state tax rate of 20%, the deferred tax assets, net of liabilities are as follows:

| Deferred tax assets: | Amount | Rate | Tax |
|---|---|---|---|
| Timing of commissions being paid | $ 40,000 | 20% | $ 8,000 |
| Unrealized gain on securities available-for-sale | (2,027) | 20% | (406) |
| Contribution carryforward | 55 | 20% | 11 |
| Tax depreciation in excess of book depreciation | (2,954) | 20% | (591) |
| Other | | | (14) |
| Net deferred tax assets | | | $ 7,000 |

8. **Lease Commitment for Office Space**

The Company renewed a five year operating lease for office space in April, 2012, which will expire March 31, 2017. Rent expense under this agreement for 2013 was $32,250. Future minimum lease commitments are as follows:

| Year Ending December 31, | Lease Commitments |
|---|---|
| 2014 | $ 33,000 |
| 2015 | 34,350 |
| 2016 | 34,800 |
| 2017 | 8,700 |
| Total | $ 110,850 |

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2013, the Company's net capital was $130,733 which was $105,733 in excess of the $25,000 minimum required.

10. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

**Credit Risk**

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

**Market Risk**

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

**Operating Risk**

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

**11. Subsequent Events**

Management has evaluated subsequent events through February 28, 2014, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2013

**AMERICAN FUNDS AND TRUSTS, INC**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL AND RECONCILIATION**
**TO RESPONDENT'S UNAUDITED COMPUTATION**
**DECEMBER 31, 2013**

| | | |
|---|---|---|
| Stockholders' equity | | $ 163,376 |
| Non-allowable assets: | | |
| Furniture, equipment and leasehold improvements, net | $ (3,025) | |
| Deferred income taxes | (8,000) | |
| Commissions receivable in excess of commissions payable | (9,359) | |
| Other receivables | (118) | (20,502) |
| Net capital before haircuts on securities' positions | | 142,874 |
| Haircuts on securities: | | |
| Money market accounts | (5,316) | |
| Mutual funds | (6,825) | (12,141) |
| Net capital per audit | | $ 130,733 |

**RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION**

| | |
|---|---|
| Net capital per respondent's Focus report | $ 110,175 |
| Net decrease in stockholders' equity | 20,425 |
| Decrease in nonallowable assets | 133 |
| Decrease in haircut on securities' positions | 0 |
| Net capital per audit | $ 130,733 |

**AMERICAN FUNDS AND TRUSTS, INC.**
**SCHEDULE II**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**DECEMBER 31, 2013**

| | |
|---|---|
| Accrued commissions to officers and directors | $ 172,528 |
| Accrued commissions to registered representatives | 37,929 |
| Accrued expenses and other payables | 2,890 |
| Deferred tax liability | 1,000 |
| Income taxes payable | 2,160 |
| Total aggregate indebtedness | $ 216,507 |
| Ratio of aggregate indebtedness to net capital | 1.66:1 |

**AMERICAN FUNDS AND TRUSTS, INC.**
**SCHEDULE III**
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**
**DECEMBER 31, 2013**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. | $2,500 capital category; as per Rule 15c3-1 | ______ |
| B. | "Special Account for the Exclusive Benefit of Customers" maintained | X |
| C. | All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ________________________ | ______ |
| D. | Exempted by order of the Commission | ______ |

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements of American Funds and Trusts, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above.

The Company utilizes the services of an outside CPA firm to provide the following services:

a) Reconcile the bank accounts
b) Prepare journal entries to record accounts payable
c) Prepare journal entries to record commissions receivable/payable
d) Compile the monthly financial statements
e) Compute net capital

During the period January 1, 2013 through June 30, 2013, the outside CPA firm had inexperienced personnel preparing the aforementioned services, resulting in material errors being made while recording commission income, commission expense and commissions payable. The errors were not detected during the outside CPA firm's review process nor were they detected during the review process performed by the Financial Operations Principal of the Company. These errors resulted in materially misstated financial statements for the first six months of the year. The inexperienced employees of the outside CPA firm were terminated and new personnel recorded the subsequent transactions correctly. However, the errors that were made during the period January 1, 2013 through June 30, 2013 were not detected nor corrected until they were identified by us during the annual audit. We proposed adjusting entries to the Company prior to issuance of our report dated February 28, 2014.

These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of American Funds and Trusts, Inc. as of and for the year ended December 31, 2013 and this report does not affect our report thereon dated February 28, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate throughout the year to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

February 28, 2014
Salt Lake City, Utah

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC**

To the Board of Directors
American Funds and Trusts, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by American Funds and Trusts, Inc. (Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2013, which were agreed to by the Company, SIPC, the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the total revenue amount included in the Schedule of Revenues for the year ended December 31, 2013 to the total revenue in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2013 noting no differences ;
2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2013 to the general ledger provided by the Company, noting no differences;
3. Proved the arithmetical accuracy of the total revenue amount reflected in the Schedule of Revenues for the year ended December 31, 2013 and in the general ledger provided by the Company, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

February 28, 2014
Salt Lake City, Utah



3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

**AMERICAN FUNDS AND TRUSTS, INC**
**SCHEDULE OF REVENUES**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | |
|---|---|
| **Revenues:** | |
| Distribution of shares of registered open end investment companies or unit investment trusts and sale of variable annuities | $ 616,048 |
| Estate administration fees | 14,300 |
| Interest and dividend income | 1,585 |
| **Total revenue** | $ 631,933 |